

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 22, 2008

Mr. Paul Gothard
Chief Financial Officer
Flex Fuels Energy, Inc.
30 St. Mary Axe
London, United Kingdom EC3A 8EP

       Re: Flex Fuels Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 26, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed May 2, 2008
              File No. 000-52601

Dear Mr. Gothard:

       We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 4 – Related Party Transactions, page F-13

1.   We note you disclose that your mineral license for the Malibu Gold Project in
        British Columbia is held on your behalf by Mr. Laird, since you are a non-
        Canadian company and cannot directly hold a mineral license in British
        Columbia; although you disclose on page 32 that this license was determined to
        be fully impaired as of September 2006.

        Please expand your disclosure to clarify the manner by which the mineral license
        is held on your behalf by Mr. Laird, with details sufficient to understand how
        your arrangement equates to having legally secured the beneficial interests in the
        mineral property, and how describing the Malibu Gold Project as being owned by
        you is an appropriate characterization. Also address the following points –

        (a)   clarify how the terms under which these mineral rights are held entitle you
                to explore, extract and retain benefits from mineral deposits;

        (b)   indicate the extent to which such rights are held in perpetuity and cover all
                phases of a mining operation, including exploration, development and
                production;

        (c)   identify any additional rights you would need to acquire to develop and
                commence operations in the event you discovered reserves; and

        (d)   describe any circumstances under which you would relinquish such rights,
                e.g. not reaching milestones, obtaining extensions or renewals, or funding
                activities.

        It should be clear how you have been able to support the continuation of your
        proposed program of exploration, as described on pages 29 and 30, given the
        apparent uncertainty surrounding ownership and that you fully impaired the
        license.

Note 6 – Acquisitions, page F-15

2.   We understand that you purchased an 85% interest in FFE Ltd. during 2007 by
        issuing 24,854,477 shares of common stock, which you valued at $22.4 million,
        after having acquired a 15% interest in the entity during 2006 in exchange for
        $1.5 million. We note you disclose on page F-16 that you determined FFE Ltd. is
        a development stage company and have therefore expensed the excess of purchase

price over net assets acquired of $21.6 million and $1.3 million in fiscal 2007 and fiscal 2006. However, you have not identified any of the assets or liabilities acquired.

Please expand your disclosures about FFE Ltd. under this heading and on pages 3, 5, 30, 32 and 33, to identify the assets and liabilities that you acquired in these transactions; and to explain how these will be utilized in the various activities that you ascribe to this entity, including your "…plans to construct, own and manage seed processing facilities, refineries producing biodiesel products (and associated power generation facilities…) and to engage in the business of supplying and distributing biodiesel products [and]…to specialize in the conversion of oil seed beading crops to energy." Also disclose the status of the project, key steps necessary to realize the objectives described, the timeline you have established, and estimated costs and funding required for each phase.

Tell us whether in accounting for the acquisition of FFE Ltd., you viewed this entity as a business, and submit the analysis that you performed under EITF 98-3. Also explain how your valuation is consistent with EITF 99-12 or EITF 96-18, as applicable; and not in conflict with guidance applicable to transactions between entities under common control. Please disclose the values assigned to the assets and liabilities acquired in your purchase price allocation, and describe the method of valuation. Please ensure that you identify all intangible assets acquired (examples in paragraph A14 of SFAS 141), and comply with paragraph 39 of SFAS 141, or paragraph 9 of SFAS 142, as applicable.

Although you identify FFE Ltd. as a development stage company, we do not believe this alone is a sufficient basis for expensing the excess of purchase price over net assets acquired. If you believe that any of the purchase consideration is appropriately expensed as research and development following the guidance in SFAS 2 and FIN 4, you should provide details sufficient to understand your conclusions in this regard. If you believe application of SFAS 144 has led to an impairment result, you should clarify this matter and provide the disclosures prescribe by paragraph 26 of this Standard.

Note 7 – Stockholders' Equity, page F-17

3.   We note you disclose the following:

   • On May 11, 2007, your stockholders, without your direction, undertook a re-organization of their respective shareholdings by retiring their stock, totaling 51.7 million retired shares.

- On May 21, 2007, your Board of Directors declared a 5 for 1 stock split.

- On May 29, 2007, you completed a private placement of 16.6 million common shares to independent third parties at $0.90 per share, receiving net proceeds of $13.4 million.

- On July 31, 2007, you completed a private placement of 4.9 million common shares at $0.90 per share, receiving net proceeds of $13.4 million.

Please disclose the reasons underlying your stockholders' May 11, 2007 stock retirement, with details sufficient to understand the connection between this event and your subsequent stock split and purchase of FFE Ltd.

Additionally, identify the third parties purchasing your 16.6 million common shares in the May 29, 2007 private placement, and describe the nature and terms of any relationship or arrangement between such third parties and your management, shareholders, or FFE, Ltd. that either preceded or was established in conjunction with your acquisition of the remaining 85% equity interest in FFE Ltd., also occurring on May 29, 2007.

Tell us the extent to which the prior shareholders of FFE Ltd. were also participants in either of the private placements mentioned above; and indicate the number of your shares those shareholders held immediately prior to your May 29, 2007 acquisition.

Engineering Comments

General

4.   Please correct your commission filing number on the cover of your filings to read 000-52601, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 30, 2007.

Land Status, Topography, Location, and Access, page 9

5.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7.

6.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR

program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Exploration History and Previous Operations, page 10

7.   We note you refer to maximum gold assays, and values up to 3710 ppb. When reporting the results of sampling and chemical analyses, please utilize the following guide regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregate sample values from related locations using a weighted average of the lengths of the samples.

- Present sample and drilling data in a tabular format.

- Disclose soil samples as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities.

- Avoid terms such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Report to Security Holders, page 11

8.   Please change the address for the U. S. Securities and Exchange Commission's public reference rooms to 100 F Street NE Washington D.C. 20549.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
    We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief